UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 12b-25

                        Notification of Late Filing

                               Form 10-QSB

                     For the Period Ended September 30, 1997

                           ROSELAND OIL AND GAS, INC.
                           (Full Name of Registrant)
                             1724 East 15th Street
                              Tulsa, Oklahoma 74104
                            Telephone: (918) 742-0028

10-QSB is delayed because of the lag in receiving revenue on the sale of oil and gas.

Contact Richard Ganders at (918) 742-0028 in regard to this notification.

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

              Yes  [X]                           No [ ]


Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              Yes  [X]                           No [ ]

                        ROSELAND OIL AND GAS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14 , 1997       By: /s/William G. Vandever
                                William G. Vandever, President